

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY 11753

> **Re: Kimco Realty Corporation**
> **Registration Statement on Form S-4**
> **Filed October 10, 2023**
> **File No. 333-274926**

Dear Glenn G. Cohen:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMPANY MERGER, page 92

1. We note your disclosure on page 28 that each of Kimco and RPT has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the closing date or through the taxable year ending with the company merger, respectively. Additionally, Kimco and RPT intend that Kimco will continue to operate in such a manner after the company merger. We also note your reference to certain material U.S. federal income tax considerations regarding Kimco's taxation as a REIT on page 94. Please file as an exhibit a tax opinion supporting the tax matters and consequences to the shareholders as described in the filing, or advise how you determined such an opinion is not required. Refer to Item 601(b)(8) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven R. Green, Esq.